Mail Stop 3561

August 25, 2009

Joseph L. Griffin, Chief Executive Officer
Hiland Holdings GP, LP
Hiland Partners, LP
205 West Maple, Suite 1100
Enid, Oklahoma 73701

> **Re:** **Hiland Holdings GP, LP, and co-filers**
> **Amendment No. 1 to Schedule 13E-3**
> **Filed August 11, 2009**
> **File No. 5-82081**
>
> **Revised Preliminary Proxy Statement on Schedule 14A**
> **Filed August 11, 2009**
> **File No. 1-33018**
>
> **Hiland Partners, LP, and co-filers**
> **Amendment No. 1 to Schedule 13-E3**
> **Filed August 11, 2009**
> **File No. 5-80564**
>
> **Revised Preliminary Proxy Statement on Schedule 14A**
> **Filed August 11, 2009**
> **File No. 0-51120**

Dear Mr. Griffin:

We have reviewed of your filings and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

General

1. We note your acknowledgments at the end of your response letter dated August 11, 2009. However, you must include acknowledgements from <u>each</u> filing person that are signed by that filing person. Please revise.

Hiland Holdings GP, LP

Amendment No. 1 to Schedule 13E-3

2. We note your response to comment 1 in our letter dated July 28, 2009. However, in that response, you do not explain to us why you have not included Bert Mackie, the trustee of the Harold Hamm DST Trust and the Harold Hamm HJ Trust, as a filing person. Please revise or advise.

Revised Preliminary Proxy Statement on Schedule 14A

Cover Page

3. Please revise your disclosure under the caption "Your Vote is Important" to name each general partner's affiliates or to refer to a definition elsewhere in the proxy statement instead of referring security holders to the merger agreement.

Summary Term Sheet, page 1

4. Please revise the disclosure under the caption "The Merger Consideration" to quantify the per-share distribution arrearages that have accrued on the common units of each Hiland Company. We may have further comment.

Recommendations of the Hiland Companies Boards of Directors and Conflicts…, page 9

5. We note your response to comment 11 in our letter dated July 28, 2009. In that response, you state that "the Hiland Companies do not have directors or officers" because "each of the Hiland Companies is managed by its respective general partner, each of which has directors and officers that manage the day-to-day operations of that Hiland Company." However, it appears that throughout your proxy statements you provide disclosures indicating that the "Hiland Companies," which you define as the two registrants, Hiland Partners, LP and Hiland Holdings GP, LP, have directors and officers. For example, in the last paragraph on page 22, you include the titles of Joseph Griffin and Matthew Harrison as, "Joseph L. Griffin, the President and Chief Executive Officer of each of the Hiland Companies, and Matthew S. Harrison, the Chief Financial Officer of each of the Hiland Companies." Therefore, please either revise your documents to consistently disclose that the Hiland Companies do not, in

fact, have directors and officers or revise your fairness determinations and your disclosure here and throughout the filings to more clearly and consistently indicate whether the filing persons believe the going-private transaction is fair to unaffiliated unitholders.

Recommendations of the Hiland Partners Conflicts Committee and Hiland…, page 48

6. We note your response to comment 19 in our letter dated July 28, 2009. In this regard, we note also your statement on the top of page 69 that the Hiland Holdings Conflicts Committee reached "its determination as to the fairness of the transactions contemplated by the Hiland Holdings merger agreement." However, it does not appear that you have stated clearly and consistently that the Hiland Holdings Conflicts Committee determined that the going-private transaction is substantively fair to unaffiliated unitholders. Please revise or advise.

Opinion of Financial Advisor of Hiland Partners, page 55

7. We reissue comment 22 in our letter dated July 28, 2009, in part. Please revise your disclosure to include the components of each multiple for each comparable company in the Comparable Public Company Analysis. Also, please apply this comment to Barclays' Selected Comparable Company Analysis, Selected Comparable Transaction Analysis, and Net Asset Valuation. Finally, for each discounted cash flow analysis, please show how Jefferies and Barclays derived the implied per-share equity value range from the underlying projections data.

8. We note your response to comment 25 in our letter dated July 28, 2009. Please disclose which parties determined the amounts of consideration to be paid as required by Item 1015(b)(5) of Regulation M-A.

Discounted Cash Flow Analysis, page 81

9. We note your response to comment 34 in our letter dated July 28, 2009. Please include the first three sentences of the second paragraph of that response in your documents.

The Hiland Partners Merger Agreement, page 147

10. We note your response to comment 42 in our letter dated July 28, 2009. In the second-to-last paragraph of this section, and in the second-to-last paragraph of the similar section on page 167, you state that the description of the representations and warranties is included "solely" to provide Hiland Partners' unitholders with information regarding the terms of the Hiland Partners merger agreement. Please revise this statement to remove your reference to the term "solely" because it could

      otherwise imply that your descriptions of the representations and warranties do not constitute public disclosure under the federal securities laws.

*   *   *   *   *

      As appropriate, please amend your filings and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of any amendments to expedite our review. Please furnish a cover letter with any amendments that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendments and responses to our comments.

      Please contact John Fieldsend, Staff Attorney, at (202) 551-3343, Daniel Duchovny, Special Counsel, at (202) 551-3619, or me at (202) 551-3720 with any other questions.

                      Sincerely,

                      H. Christopher Owings
                      Assistant Director

cc: Lande Alexandra Spottswood, Esq.
       Vinson & Elkins LLP
       Via Facsimile